O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

June 10, 2024

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enhabit, Inc. (“EHAB” or the “Company”) PREC14A filed May 28, 2024 (the “Proxy Statement”) Filed by Arex Capital Master Fund, LP et al. File No. 001-41406

Dear Sir or Madam:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 5, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with AREX Capital Master Fund, LP, and the other participants in the solicitation (collectively, “AREX”) and provide the following responses on their behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed May 28, 2024

Proposal 1, Election of Directors, page 11

1.	We note the disclosure on pages 16-17 related to the services provided by Dr. Sheff, Ms. Hochhauser, and Ms. Ambers. Please provide, as applicable, disclosure regarding such services that is fully responsive to Item 404(a)(3) and (4) of Regulation S-K, or advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 10, 2024

AREX acknowledges the Staff’s comment and respectfully advises the Staff that it believes the disclosures provided on pages 16-17 of the Proxy Statement relating to the services provided by Dr. Sheff, Ms. Hochhauser, and Ms. Ambers at other companies and any potential connections with such companies and EHAB are immaterial and inconsequential to an investors making a voting decision with respect to the Annual Meeting and in AREX’s view are not required to be disclosed under Item 404(a)(3) and (4) of Regulation S-K of the Exchange Act. Rather, the information provided about Dr. Sheff, Ms. Hochhauser, and Ms. Ambers was voluntarily disclosed in the interest of being overinclusive and was not intended to be responsive to such disclosure requirements. As a preliminary matter, AREX believes that none of Dr. Sheff, Ms. Hochhauser, and Ms. Ambers has had any direct or indirect material interest in any transaction or arrangement involving the Company since the beginning of the Company’s last fiscal year, nor with respect to any currently proposed transaction. With respect to Ms. Ambers, neither Amedisys nor Ivy Rehab Network, the companies at which she was or is employed, entered into any transactions or arrangements with EHAB directly, but rather had certain corporate partners in common. Further, we note that, due to a miscommunication with Ms. Hochhauser, the Proxy Statement incorrectly disclosed a commercial relationship between the Company and SG Homecare that does not exist and has not existed during the Company’s last fiscal year. AREX has revised the Proxy Statement to clarify the nature of certain relationships with respect to Dr. Sheff and Ms. Ambers, and to remove the incorrect disclosure regarding Ms. Hochhauser, SG Homecare and the Company.

Quorum; Broker Non-Votes; Discretionary Voting, page 23

2.	We note the following disclosure at the bottom of page 23: “Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.” It is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials from the dissident. Please clarify.

AREX acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	We note the following disclosure on page 24: “Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.” Please clarify (i) in line with the previous comment, that discretionary authority may exist to the extent brokers do not receive soliciting materials from the dissident, and (ii) that, aside from the limited circumstances in which broker non-votes may arise, unvoted/uninstructed shares of Common Stock will not count for purposes of attaining a quorum.

AREX acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

General

4.	On the proxy card, please revise to include the names of the unopposed and opposed company nominees. In addition, on the front page of the proxy card, for the sake of clarity, please insert the word “the” between “FOR” and “Two (2) Company Nominees Unopposed... .”

AREX acknowledges the Staff’s comment and has revised its proxy card accordingly.

* * * * *

June 10, 2024

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman